SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that received on June 14, 2018, from the Comissão de Valores Mobiliários, the Official Letter No. 239/2018/CVM/SEP/GEA-1, requesting clarifications regarding the news published on June 14, 2018 at Reuters Brazil, under the heading " Eletrobras Distribution Companies auction expected for July 26, source says", which includes the information transcribed at the end of this annoucement.

In consideration of the above mentioned Official Letter, we clarify that:

1. As widely disclosed to the market, under the 2018/2022 Business and Management Master Plan ("PDNG"), the process of privatization of the electricity distribution companies controlled by Eletrobras is underway.

2. In this context, the company disclosed a Market Announcement on June 15, 2018 informing that the National Economic and Social Development Bank ("BNDES"), responsible for executing and monitoring the priatization process of electric energy distribution companies, has published this Friday, June 15, 2018, the call notice of the privatization of said distributors.

3. The call notice establishes all the conditions for the privatization process, as well as establishes that the auction is scheduled to occur on July 26, 2018, at 10 a.m., at B3 S.A. - Brazil, Bolsa, Balcão, in São Paulo.

4. The information officially available, up to date, to the Company has been adequately disclosed through channels established by applicable Brazilian and foreign laws.

The Company will keep the market informed about the operation in reference.

Rio de Janeiro, June 15, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Official Letter nº 239/2018/CVM/SEP/GEA-1

                                                                                                        Rio de Janeiro, June 14, 2018.

Subject: Request for clarification on news

Dear Sir

1. We refer to the news published on June 14, 2011 in the media Reuters Brazil, under the title:

"Eletrobras distributor auction is scheduled for July 26, says source" in which include the following statements:

"The privatization auction of six Eletrobras energy distributors is scheduled for July 26, and interested companies will have to present their proposals with plans for the future of the concessionaires in which they are interested on the 19th, a week before the event, said a source close to the discussions told Reuters.

The government will publish the announcement on Friday of all the details of the auction, which will take place on the B3 stock exchange in São Paulo, including those deadlines, according to the source, who spoke on Thursday on the condition of anonymity.

'It will be this way: this Friday (15/6), the call for tender is published, on July 19 it will be the date for the submission of bidders' proposal, and the auction is scheduled for July 26 at B3', said the source .

The six Eletrobras distributors operate in Acre, Alagoas, Amazonas, Roraima, Rondônia and Piauí. The sale of the companies, which are in poor financial conditions, would be important to attract later interested parties to the privatization of Eletrobras.

According to this person, those interested should submit the non-financial proposals to the National Bank for Economic and Social Development (BNDES). "There are a number of obligations to be fulfilled, and in this proposal the stakeholders have to demonstrate how they will fulfill those obligations," the source added.

The government previously predicted that the winner of the bid would be the one that offered the lowest tariff to consumers.

The bidding, however, depends on a bill that is being negotiated in the National Congress, which the government expects to see approved next week, according to an assessment by the Ministry of Mines and Energy.

2. In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a material fact, as well as comment on other information considered important on the subject.

MARKET ANNOUNCEMENT

3. Such manifestation shall occur through the Empresa.net System, category: Notice to the Market, type: Clarification on CVM / B3 inquiries, subject: News Published in the Media, which should include the transcription of this letter.

4. We would like to point out that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385 / 76, and CVM Instruction 452/07, of a fine of R $ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirement contained in this letter, sent exclusively by e-mail, up to June 15, provided for in the sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.